January 7, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stryve Foods, Inc. Request to Withdraw Registration Statement on Form S-1 (File No. 333-261952)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Stryve Foods, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, file number 333-261952, together with all exhibits thereto (the “Registration Statement”), effective as of the date first set forth above. The Registration Statement was filed with the Commission on December 30, 2021. The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time and believes the withdrawal to be consistent with the public interest and the protection of investors as contemplated by Rule 477(a) of the Act. The Company confirms that no securities have been sold in connection with the Registration Statement.

The Company also requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

If you have any questions with respect to this matter, or if you require additional information, please contact John Wolfel of Foley & Lardner LLP at (904) 359-8778 or the undersigned at (972) 665-6907.

Sincerely,

/s/ Austin Ke, Esq.
Austin Ke
General Counsel
Stryve Foods, Inc.